Exhibit 99.1

AEGON posts strong results for first quarter 2010

¡	Increase in underlying earnings and net income

-	Underlying earnings before tax increase to EUR 488 million, supported by improved financial markets

-	Impairments decline to EUR 150 million, their lowest level in seven quarters

-	Net income amounts to EUR 372 million, a strong improvement compared with first quarter 2009

-	Return on equity of 10%

¡	Robust sales in key areas

-	New life sales of EUR 538 million, increase in Americas and Central & Eastern Europe offset by Spain and United Kingdom

-	Gross deposits, excluding run-off businesses, of EUR 7.8 billion, driven mainly by strong pension sales in the Americas

-	Value of new business declines mainly due to decrease in fixed annuity sales in United States and immediate annuities in United Kingdom as a result of repricing

¡	Continued strong capital position

-	Excess capital amounts to EUR 3.7 billion, as earnings contribution was offset by higher capital requirements

-	Insurance Group Directive[a] capital surplus of EUR 7.0 billion, equivalent to solvency ratio of 205%

-	Shareholders’ equity increases to EUR 7.28 per common share

Statement of Alex Wynaendts, CEO

“AEGON’s first quarter results demonstrate the strength of our business during what continues to be an uncertain economic environment. We saw improved underlying earnings and net income, as well as strong deposits and new life sales. AEGON’s excess capital continues to provide the substantial buffer we feel is necessary at this time. During the first three months of the year, deposits totaled EUR 7.8 billion, a substantial increase of 16% over the previous quarter and a further indication of the continued strength of AEGON’s franchise. In the current environment, we decided to reprice fixed annuities in the United States as well as immediate annuities in the United Kingdom. These actions led to a modest decline in sales in the quarter and a lower value of new business overall. Impairments to AEGON’s investment portfolio showed consecutive improvement, continuing their downward trend. All in all, we are pleased with these first results of 2010 as they confirm that our strategic priorities are the right ones.”

KEY PERFORMANCE INDICATORS

	Notes	Q1 2010	Q4 2009%		Q1 2009%
amounts in EUR millions	b
Underlying earnings before tax	1	488	478	2	(98)	—

Net income	2	372	393	(5)	(173)	—

New life sales	3	538	557	(3)	567	(5)

Gross deposits excluding run-off businesses	4	7,775	6,723	16	7,532	3

Value of new business (VNB)		146	216	(32)	201	(27)

Return on equity	5	10.1%	9.4%	7	(5.1%)	—

For notes see page 17.

Supplements: AEGON’s Q1 2010 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com

STRATEGIC HIGHLIGHTS

¡	Completed sale of Dutch funeral insurance business

¡	Operating expenses decline 4% mainly as a result of cost saving measures

¡	Run-off of US institutional spread-based business on track

¡	Received 9th provincial license in China

Portfolio review

AEGON is continuing to assess its businesses to ensure they meet requirements in terms of earnings growth, cash flow potential, return on capital and customer life cycle needs. As part of this review, AEGON earlier this year announced the sale of its funeral insurance business in the Netherlands for EUR 212 million. The transaction was completed on April 1 and will result in a modest book gain in the second quarter 2010.

Cost savings

To improve returns from its businesses, AEGON implemented a number of measures to reduce operating expenses. As a result, operating expenses declined 4% compared with the first quarter of 2009 to EUR 812 million mainly driven by cost reductions, lower restructuring expenses and currency movements, partly offset by higher regulatory costs.

Operational excellence

AEGON differentiates itself by competing on customer service levels and quality products and, in general, not on pricing. Though AEGON is already a cost-efficient provider, the company has identified possible further efficiencies, such as reducing the number of administration platforms, reducing processing time and increasing productivity, while improving the level of customer service. AEGON is also investing in its web capabilities to further improve customer service levels, lower distribution costs and improve communications with customers.

Capital preservation

During the first quarter, a further EUR 0.1 billion in capital was released from AEGON’s businesses, primarily the result of a reduction in asset balances from run-off businesses. The release in the first quarter of 2010 was substantially lower than in previous quarters.

Manage AEGON as an international company

Starting with the first quarter of 2010, AEGON will report results from AEGON Asset Management separately within its ‘New Markets’ segment. AEGON Asset Management was launched at the beginning of October 2009 and brings together asset management businesses from around the world.

AEGON’S AMBITION

To be a global leader in helping customers secure their financial futures

AEGON’S STRATEGIC PRIORITIES

¡	Rebalance capital allocation towards businesses with higher growth and higher return prospects

¡	Improve growth and returns from existing businesses

o	Reduce financial markets risk

o	Manage AEGON as an international company

…resulting in sustainable profitable growth.

FINANCIAL OVERVIEW

EUR millions	Q1 2010	Q4 2009%		Q1 2009%
Underlying earnings before tax
Americas	379	350	8	(146)	—
The Netherlands	104	95	9	72	44
United Kingdom	28	33	(15)	8	—
New markets	46	48	(4)	31	48
Holding and other	(69)	(48)	(44)	(63)	(10)

Underlying earnings before tax	488	478	2	(98)	—

Fair value items	(16)	(164)	90	(167)	90
Realized gains/(losses) on investments	126	315	(60)	144	(13)
Impairment charges	(150)	(212)	29	(385)	61
Other income/(charges)	23	5	—	(24)	—
Run-off businesses	(60)	(47)	(28)	77	—

Income before tax	411	375	10	(453)	—
Income tax	(39)	18	—	280	—

Net income	372	393	(5)	(173)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	371	393	(6)	(173)	—
Minority Interest	1	—	—	—	—

Net underlying earnings	381	390	(2)	(64)	—

Commissions and expenses	1,586	1,406	13	1,635	(3)
of which operating expenses	812	840	(3)	847	(4)

New life sales
Life single premiums	1,930	2,017	(4)	1,974	(2)
Life recurring premiums annualized	345	355	(3)	370	(7)

Total recurring plus 1/10 single	538	557	(3)	567	(5)

New life sales
Americas	145	143	1	142	2
The Netherlands	62	93	(33)	62	—
United Kingdom	265	247	7	279	(5)
New markets	66	74	(11)	84	(21)

Total recurring plus 1/10 single	538	557	(3)	567	(5)

New premium production accident and health insurance	148	125	18	164	(10)
New premium production general insurance	14	21	(33)	12	17

Gross deposits (on and off balance)
Americas	5,403	4,404	23	5,936	(9)
The Netherlands	743	1,107	(33)	462	61
United Kingdom	36	35	3	52	(31)
New markets	1,593	1,177	35	1,082	47

Total gross deposits excluding run-off businesses	7,775	6,723	16	7,532	3
Run-off businesses	—	(4)	—	674	—

Total gross deposits	7,775	6,719	16	8,206	(5)

Net deposits (on and off balance)
Americas	524	385	36	2,004	(74)
The Netherlands	67	619	(89)	55	22
United Kingdom	29	29	—	49	(41)
New markets	121	18	—	(314)	—

Total net deposits excluding run-off businesses	741	1,051	(29)	1,794	(59)
Run-off businesses	(2,199)	(6,513)	66	(2,954)	26

Total net deposits	(1,458)	(5,462)	73	(1,160)	(26)

REVENUE GENERATING INVESTMENTS
	Mar. 31, 2010	Dec. 31, 2009%
Revenue generating investments (total)	387,912	362,832	7
Investments general account	142,254	134,205	6
Investments for account of policyholders	135,385	125,845	8
Off balance sheet investments third parties	110,273	102,782	7

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax increased to EUR 488 million in the first quarter, a considerable improvement compared with the same period last year, the result mainly of improved financial markets and cost savings measures.

In the Americas, underlying earnings totaled USD 524 million compared with a loss of USD 189 million a year earlier. A recovery in equity markets and higher account balances and investment income led to better results.

Underlying earnings in the Netherlands increased to EUR 104 million, up from EUR 72 million in the first quarter last year. This increase was mainly the result of higher investment income and lower operating expenses.

In the United Kingdom, underlying earnings amounted to GBP 25 million, a substantial increase from GBP 9 million in the first quarter 2009, as investment income and fees benefitted from the improvement in equity and bond markets. Technical results also improved, as a result of lower than expected claims.

Underlying earnings from New Markets increased to EUR 46 million due to improved results from most operating units and the inclusion for the first time of earnings from AEGON Asset Management.

Expenses for AEGON’s holding company increased in the first quarter 2010 to EUR 69 million, primarily a result of higher funding costs.

Fair value items

In the first quarter, fair value items showed an overall underperformance of EUR 16 million, a significant improvement compared with last year.

Overperformance in the Netherlands is mainly a result of movements in the fair value of guarantees and related hedges. This was offset by an under-performance in the Americas, due primarily to a decline in the value of both the company’s macro equity hedge and its real estate related assets. In addition, a further narrowing of AEGON’s own credit spread and fair value movements of derivatives resulted in a loss of EUR 27 million for the holding company.

Gains on investments

In the first quarter, realized gains on investments amounted to EUR 126 million. In both the United States and the Netherlands, gains were related primarily to the sale of bonds, driven by asset and liability management.

Impairment charges

Compared with the first quarter of 2009, net impairments decreased sharply to EUR 150 million, their lowest level for seven quarters, though still above AEGON’s long-term average expectations. Included are impairments related to the US-based financial services provider Ambac of EUR 43 million.

Run-off businesses

AEGON’s run-off businesses in the Americas recorded a loss for the first quarter of EUR 60 million, in line with the company’s expectations.

Income tax

Tax charges in the first quarter amounted to EUR 39 million and included a EUR 43 million tax benefit related to cross-border intercompany reinsurance transactions between the United States and Ireland.

New life sales

Increased new life sales in the Americas and Central & Eastern Europe were more than offset by decreases in the United Kingdom and Spain, resulting in total new life sales for the first quarter of 2010 of EUR 538 million.

Deposits

Gross deposits, excluding run-off businesses, rose 3% to EUR 7.8 billion compared with the first quarter last year. US pensions and third-party asset management showed increases, while deposits of fixed annuities were significantly lower following repricing. All country units recorded net deposits in the first quarter, which totaled EUR 741 million, excluding run-off businesses. The company’s US pension business added a new bank distribution partner during the quarter, and accounted for the majority of net deposits.

Value of new business

AEGON’s value of new business declined to EUR 146 million in the first quarter. Higher value of new business from the Netherlands and variable annuities in Europe was more than offset by decreases in the United Kingdom, the Americas and Spain. In the United Kingdom immediate annuity sales and in the United States fixed annuity sales declined following repricing, while lower sales of risk products led to a lower value of new business in Spain. AEGON’s internal rate of return on new business increased to 19% in the first quarter, due to improvements in both the Americas and the Netherlands.

Revenue-generating investments

Revenue-generating investments totaled EUR 388 billion, an increase of 7% compared with year-end 2009. The increase was due primarily to a strengthening of the US dollar against the euro and improvements in market values.

Capital management

-	At the end of the first quarter, AEGON’s core capital, excluding revaluation reserves, amounted to EUR 17 billion, or 74% of the company’s total capital base[6,7].

-	Revaluation reserves at March 31, 2010 amounted to a negative EUR 474 million, a significant improvement from year-end 2009 levels, mainly due to an increase in the value of fixed income securities.

-	Shareholders’ equity improved to EUR 14.5 billion as a result of improved revaluation reserves, strengthening of the US dollar against the euro and net income of EUR 372 million for the first quarter.

-	At March 31, 2010, AEGON’s Insurance Group Directive (IGD) capital surplus totaled EUR 7.0 billion, equivalent to a solvency ratio of 205%.

-	Excess capital above AA capital adequacy requirements totaled EUR 3.7 billion.

Risk management

Standard & Poor’s has upgraded its assessment of AEGON’s enterprise risk management (ERM) framework to ‘strong’, reflecting significant advances the company has made in developing its risk management framework and the fact that this framework is now fully embedded in its business.

AEGON is engaged in the process of obtaining the European’s Commission’s final consent to the terms relating to AEGON’s participation in the capital support program of the Dutch government at the end of 2008. In November 2009, AEGON submitted a plan, through the Dutch Ministry of Finance, to the European Commission to demonstrate that its businesses are fundamentally sound and viable. This plan is a requirement for all financial institutions that received state support during the financial crisis. AEGON is not in a position to speculate about the timing or final outcome of this process; nor to discuss any details relating to the process underway.

APPENDIX I • Americas •The Netherlands •United Kingdom •New Markets

FINANCIAL OVERVIEW, Q1 2010 GEOGRAPHICALLY

			amounts in million EUR (unless otherwise stated)
	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total EUR
Underlying earnings before tax by line of business
Life	148	39	21	21	—	229
Individual savings and retirement products	138	—	—	(6)	—	132
Pensions	62	47	9	4	—	122
Life reinsurance	30	—	—	—	—	30
Non-life	—	7	—	8	—	15
Distribution	—	11	(2)	—	—	9
Asset Management	—	—	—	7	—	7
Other	—	—	—	—	(69)	(69)
Share in underlying earnings before tax of associates	1	—	—	12	—	13

Underlying earnings before tax	379	104	28	46	(69)	488

Fair value items	(86)	91	3	3	(27)	(16)
Realized gains/(losses) on investments	24	96	3	3	—	126
Impairment charges	(139)	(1)	(8)	(2)	—	(150)
Other income/(charges)	—	—	23	—	—	23
Run-off businesses	(60)	—	—	—	—	(60)

Income before tax	118	290	49	50	(96)	411
Income tax	39	(67)	(26)	(13)	28	(39)

Net income	157	223	23	37	(68)	372

Net underlying earnings	295	77	25	32	(48)	381

EMPLOYEE NUMBERS

	At Mar. 31, 2010	At Dec. 31, 2009
Employees excl. agents	25,204	25,090
Agents	3,044	3,292

Total number of employees excluding Associates	28,248	28,382
AEGON’s share of employees (including agents) in Associates	2,854	2,582

Total	31,102	30,964

AMERICAS

USD millions	Q1 2010	Q4 2009%		Q1 2009%
Underlying earnings before tax by line of business
Life and protection	194	237	(18)	198	(2)
Fixed annuities	121	116	4	72	68
Variable annuities	69	50	38	(489)	—
Retail mutual funds	—	(3)	—	(4)	—

Individual savings and retirement products	190	163	17	(421)	—
Employer solutions & pensions	86	69	25	47	83
Life reinsurance	42	22	91	(30)	—
Canada	11	21	(48)	21	(48)
Latin America	1	(2)	—	(4)	—

Underlying earnings before tax	524	510	3	(189)	—

Fair value items	(120)	(222)	46	(1)	—
Realized gains/(losses) on investments	33	153	(78)	(4)	—
Impairment charges	(191)	(231)	17	(370)	48
Other income/(charges)	—	—	—	1	—
Run- off businesses	(83)	(64)	(30)	100	—

Income before tax	163	146	12	(463)	—
Income tax	54	120	(55)	290	(81)

Net income	217	266	(18)	(173)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	217	266	(18)	(173)	—

Net underlying earnings	408	423	(4)	(121)	—

Commissions and expenses	1,355	1,159	17	1,325	2
of which operating expenses	501	559	(10)	565	(11)

New life sales
Life single premiums	194	184	5	91	113
Life recurring premiums annualized	183	197	(7)	176	4

Total recurring plus 1/10 single	202	216	(6)	185	9

Life & protection	121	124	(2)	107	13
Employer solutions & pensions	9	6	50	10	(10)
Life reinsurance	47	58	(19)	52	(10)
Canada	15	20	(25)	12	25
Latin America	10	8	25	4	150

Total recurring plus 1/10 single	202	216	(6)	185	9

New premium production accident and health insurance	184	184	—	203	(9)

Gross deposits (on and off balance) by line of business
Life & protection	3	2		3	—
Fixed annuities	185	641	(71)	2,114	(91)
Variable annuities	809	785	3	708	14
Retail mutual funds	976	859	14	306	—

Individual savings & retirement products	1,970	2,285		3,128	(37)
Employer solutions & pensions	5,217	4,232	23	4,514	16
Life reinsurance	1	—	—	—	—
Canada	286	197	45	85	—

Total gross deposits excluding run-off businesses	7,477	6,716	11	7,730	(3)
Run-off businesses	—	27		877	—

Total gross deposits	7,477	6,743	11	8,607	(13)

Net deposits (on and off balance) by line of business
Life & protection	(15)	(10)		(21)	29
Fixed annuities	(543)	(128)	—	1,075	—
Variable annuities	(23)	(4)	—	(2)	—
Retail mutual funds	418	387	8	(251)	—

Individual savings & retirement products	(148)	255		822	—
Employer solutions & pensions	1,386	516	169	1,878	(26)
Life reinsurance	(15)	(17)	12	(20)	25
Canada	(482)	(85)	—	(49)	—

Total net deposits excluding run-off businesses	726	659	10	2,610	(72)
Run-off businesses	(3,043)	(9,430)		(3,847)	21

Total net deposits	(2,317)	(8,771)	74	(1,237)	(87)

REVENUE GENERATING INVESTMENTS

	Mar. 31, 2010	Dec. 31, 2009%
Revenue generating investments (total)	305,832	307,431	(1)
Investments general account	125,186	123,560	1
Investments for account of policyholders	73,214	71,915	2
Off balance sheet investments third parties	107,432	111,956	(4)

For the amounts in euro see the Financial Supplement.

AMERICAS

¡	Underlying earnings before tax increase to USD 524 million

¡	Impairments decline to USD 191 million, their lowest level in seven quarters

¡	Gross deposits remain strong at USD 7.5 billion, helped by demand for pension products

Underlying earnings before tax

Underlying earnings totaled USD 524 million compared with a loss of USD 189 million a year earlier. A recovery in equity markets and higher account balances and investment income led to better results.

¡	Earnings from Life & Protection amounted to USD 194 million, a slight decrease compared with the first quarter 2009, mainly driven by adverse claim experience in the protection business.

¡	Individual Savings & Retirement earnings increased to USD 190 million as variable annuities and mutual funds profited from a recovery in equity markets. Fixed annuities, meanwhile, benefited from wider spreads.

¡	Earnings from Employer Solutions & Pensions increased to USD 86 million, primarily the result of further business growth and improved margins.

¡	Life reinsurance earnings increased to USD 42 million, as a result of a recovery in equity markets, improved mortality and higher investment income.

¡	Earnings from AEGON’s operations in Canada amounted to USD 11 million, a decline compared with last year, mainly as a result of lower mortality results.

¡	Latin America, which represents AEGON’s joint ventures in Brazil and Mexico, contributed USD 1 million to earnings.

Net income

Net income from AEGON’s operations in the Americas amounted to USD 217 million, a considerable improvement from the same quarter last year. This improvement was the result of substantially higher underlying earnings, realized gains on investments and a strong decline in impairments. These factors more than offset an underperformance in fair value items and lower earnings from AEGON’s run-off businesses.

The underperformance in fair value items totaled USD 120 million, due primarily to a decline in the value of both the company’s macro equity hedge and its real estate related assets.

Realized gains on investments amounted to USD 33 million in the first quarter this year, and were related to corporate investment grade bonds sold in order to extend the average duration of assets held in some of AEGON’s investment portfolios.

At USD 191 million, net impairments remain above AEGON’s long-term expectations. Of the impairments during the first quarter, USD 60 million was related to US financial firm Ambac. The majority of these impairments consisted of structured assets for which AEGON no longer values the Ambac guarantee. Of the total impairments, USD 151 million was attributable to US housing related assets.

AEGON’s run-off businesses in the Americas recorded a loss in the first quarter of USD 83 million, in line with expectations.

Net income from AEGON’s operations in the Americas included a tax benefit of USD 54 million in the first quarter as tax charges on underlying earnings were more than offset by tax benefits on both the company’s non-underlying earnings and on cross-border intercompany reinsurance treaties.

Operating expenses

Operating expenses declined to USD 501 million as a result of lower restructuring and employee benefit plan costs and the transfer of asset management activities to AEGON Asset Management. Adjusted operating expenses remained stable as continued cost savings initiatives offset growth in the business.

Sales and deposits

New life sales increased 9% compared with the first quarter 2009 to USD 202 million. This was a result of growth across most of the company’s distribution channels, and particularly in the retail life insurance businesses across the Americas. New premium production for accident and health products declined to USD 184 million however, as higher sales from worksite marketing were more than offset by the effects of the closure of AEGON’s automotive credit business in the United States in 2009.

Gross deposits excluding run-off businesses decreased 3% to USD 7.5 billion as higher pension, variable annuity and mutual fund deposits were offset by lower fixed annuity deposits, following repricing. In addition, written pension sales were up strongly and a new bank distribution partner for retirement products was added during the quarter. Net deposits excluding run-off businesses totaled USD 0.7 billion as pension and mutual fund inflows were partly offset by outflows from variable annuities in Canada and fixed annuities in the United States.

Value of new business

Value of new business declined to USD 71 million despite higher margins on variable annuities and mutual funds. The reduction in the value of new business was primarily the result of lower fixed annuity sales and higher assumed reserve financing costs. The internal rate of return for the quarter rose to 13%.

Revenue-generating assets

Revenue-generating assets declined to USD 306 billion, as new money inflows and the effect of improved financial markets were offset by outflows from AEGON’s run-off businesses and the transfer of assets to AEGON Asset Management.

THE NETHERLANDS

EUR millions	Q1 2010	Q4 2009%		Q1 2009%
Underlying earnings before tax by line of business
Life and Savings	39	34	15	35	11
Pensions	47	53	(11)	26	81
Non life	7	9	(22)	2	—
Distribution	11	1	—	9	22
Share in underlying earnings before tax of associates	—	(2)	—	—	—

Underlying earnings before tax	104	95	9	72	44

Fair value items	91	(31)	—	(218)	—
Realized gains/(losses) on investments	96	178	(46)	138	(30)
Impairment charges	(1)	7	—	(78)	99

Income before tax	290	249	16	(86)	—
Income tax	(67)	(45)	(49)	45	—

Net income	223	204	9	(41)	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	223	204	9	(41)	—

Net underlying earnings	77	72	7	55	40

Commissions and expenses	264	321	(18)	307	(14)
of which operating expenses	182	258	(29)	217	(16)

New life sales
Life single premiums	397	638	(38)	391	2
Life recurring premiums annualized	22	29	(24)	23	(4)

Total recurring plus 1/10 single	62	93	(33)	62	—

Life and Savings	27	21	29	23	17
Pensions	35	72	(51)	39	(10)

Total recurring plus 1/10 single	62	93	(33)	62	—

New premium production accident and health insurance	11	4	175	7	57
New premium production general insurance	8	7	14	7	14

Gross deposits (on and off balance) by line of business
Life and Savings	683	1,017	(33)	450	52
Pensions	60	90	(33)	12	—

Total gross deposits	743	1,107	(33)	462	61

Net deposits (on and off balance) by line of business
Life and Savings	82	454	(82)	(67)	—
Pensions	(15)	165	—	122	—

Total net deposits	67	619	(89)	55	22

REVENUE GENERATING INVESTMENTS

	Mar. 31, 2010	Dec. 31, 2009%
Revenue generating investments (total)	70,867	70,861	—
Investments general account	36,294	36,144	—
Investments for account of policyholders	23,665	21,749	9
Off balance sheet investments third parties	10,908	12,968	(16)

THE NETHERLANDS

o	Underlying earnings before tax rise to EUR 104 million; all businesses contribute to increase

o	Net income rises to EUR 223 million

o	New life sales remain high at EUR 62 million

Underlying earnings before tax

Underlying earnings increased to EUR 104 million, up from EUR 72 million in the first quarter last year. This increase was mainly the result of higher investment income and lower operating expenses.

¡	Earnings from Life & Savings increased to EUR 39 million, mainly the result of improved margins on savings account balances.

¡	Pension earnings of EUR 47 million were the result of improved underwriting results, higher interest results and cost saving measures.

¡	Non-life earnings improved to EUR 7 million mainly as a result of lower costs.

¡	Earnings from Distribution increased to EUR 11 million, primarily the result of the sale last year of the loss-making brokerage activities.

Net income

Net income from AEGON’s operations in the Netherlands increased to EUR 223 million. The improvement was the result of higher underlying earnings, positive results on fair value items and lower impairment charges, partly offset by a decline in gains on investments and an increase in tax charges.

Fair value items showed an overperformance of EUR 91 million mainly as a result of movements in the fair value of guarantees and related hedges. As a result of adjustments in the investment portfolio for asset and liability management purposes, realized gains on investments totaled EUR 96 million.

Operating expenses

Operating expenses declined 16% to EUR 182 million in the first quarter, the result of cost saving initiatives implemented last year, as well as the transfer of asset management activities in the Netherlands to AEGON Asset Management.

Sales and deposits

New life sales of EUR 62 million were in line with the first quarter last year, as higher Individual life sales were offset by lower pension sales.

Following recent changes in government regulations, more of the disability insurance market in the Netherlands is now open to private sector insurers. As a result, AEGON’s accident & health premium production rose to EUR 11 million in the first quarter of this year.

Value of new business

Higher volumes and margins in the life business as well as improved margins on pensions resulted in an increase in the value of new business in the first quarter of 2010 to EUR 49 million. The internal rate of return amounted to 19% over the first three months of the year, driven mainly by a change in business mix.

Revenue-generating investments

Revenue-generating investments were stable at EUR 70.9 billion, compared with the previous quarter. This was primarily the result of a combination of lower risk-free interest rates and higher equity markets during the quarter and the transfer of third party assets to AEGON Asset Management.

UNITED KINGDOM

GBP millions	Notes	Q1 2010	Q4 2009%		Q1 2009%
Underlying earnings before tax by line of business
Life		18	10	80	7	157
Pensions		9	27	(67)	5	80
Distribution		(2)	(8)	75	(3)	33

Underlying earnings before tax		25	29	(14)	9	178

Fair value items		2	6	(67)	1	100
Realized gains/(losses) on investments		2	24	(92)	6	(67)
Impairment charges		(7)	(49)	86	(13)	46
Other income/(charges)	8	21	8	163	(22)	—

Income before tax		43	18	139	(19)	—
Income tax attributable to policyholder return		(21)	(8)	(163)	22	—

Income before income tax on shareholders return		22	10	120	3	—
Income tax on shareholders return		(2)	3	—	5	—

Net income		20	13	54	8	150

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		20	13	54	8	150

Net underlying earnings		22	29	(24)	11	100

Commissions and expenses		170	179	(5)	153	11
of which operating expenses		95	109	(13)	96	(1)

New life sales	9
Life single premiums		1,139	1,037	10	1,199	(5)
Life recurring premiums annualized		121	121	—	133	(9)

Total recurring plus 1/10 single		235	224	5	253	(7)

Life		26	31	(16)	71	(63)
Pensions		209	193	8	182	15

Total recurring plus 1/10 single		235	224	5	253	(7)

Gross deposits (on and off balance) by line of business
Variable annuities		32	32	—	47	(32)

Total gross deposits		32	32	—	47	(32)

Net deposits (on and off balance) by line of business
Variable annuities		25	27	(7)	45	(44)

Total net deposits		25	27	(7)	45	(44)

REVENUE GENERATING INVESTMENTS
		Mar. 31, 2010	Dec. 31, 2009%
Revenue generating investments (total)		53,572	53,160	1
Investments general account		7,498	7,030	7
Investments for account of policyholders		46,074	43,362	6
Off balance sheet investments third parties		—	2,768	—

For the amounts in euro see the Financial Supplement.

UNITED KINGDOM

¡	Underlying earnings before tax increase to GBP 25 million as financial markets improve

¡	Net income increases to GBP 20 million

¡	New life sales down to GBP 235 million, mainly the result of lower annuity sales

Underlying earnings before tax

Underlying earnings before tax from AEGON’s businesses in the United Kingdom increased to GBP 25 million in the first quarter as a result of improved financial markets and growth in the business.

¡	Earnings from Life & Protection increased to GBP 18 million due to a strong performance from annuities and lower than expected claims in the employee benefit business, which was closed last year.

¡	Pension earnings increased to GBP 9 million as the positive effects of improved equity and credit markets and further business growth were offset partly by higher expenses.

¡	AEGON’s distribution businesses benefited from improved market conditions, limiting their losses for the first quarter to GBP 2 million.

Net income

Net income in the first quarter 2010 increased to GBP 20 million mainly as a result of higher underlying earnings and a decline in impairments. Impairments totaled GBP 7 million, their lowest level for five quarters. Fair value items made a positive contribution on the back of stronger equity markets, while realized gains on investments decreased.

Operating expenses

Operating expenses decreased 1% to GBP 95 million as higher costs were offset by the transfer of asset management activities at the beginning of the year to AEGON Asset Management.

Sales and deposits

New life sales decreased to GBP 235 million. Higher sales of pension and retirement products were offset by a decrease in sales of immediate annuities following repricing and the impact of the closure of AEGON’s employee benefit business in the United Kingdom in the second quarter last year. Also, the comparable quarter last year included existing AEGON group personal pension business that was transferred internally to new group pension contracts. AEGON has decided not to include these rewrites as part of new business reporting in the future as this gives a clearer indication of new premium secured.

Value of new business

AEGON’s value of new business declined to GBP 12 million as a result of repricing immediate annuities and the decision to adopt a more conservative investment strategy and invest new assets in gilts. The internal rate of return on new business was 11%.

Revenue-generating investments

Revenue-generating investments amounted to GBP 53.6 billion as increases in both the general account and for account of policyholders investments were offset by the transfer of third-party investments to AEGON Asset Management.

NEW MARKETS

EUR millions	Q1 2010	Q4 2009%		Q1 2009%
Underlying earnings before tax
Central Eastern Europe	27	29	(7)	26	4
Asia	(6)	(6)	—	(8)	25
Spain & France	20	24	(17)	14	43
Variable Annuities Europe	(2)	1	—	(1)	(100)
AEGON Asset Management	7		—	—	—

Underlying earnings before tax	46	48	(4)	31	48

Fair value items	3	(2)	—	3	—
Realized gains/(losses) on investments	3	—	—	2	50
Impairment charges	(2)	(21)	90	(4)	50
Other income/(charges)	—	(4)	—	—	—

Income before tax	50	21	138	32	56
Income tax	(13)	(2)	—	(24)	46

Net income	37	19	95	8	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	36	19	89	8	—
Minority Interest	1	—	—	—	—

Net underlying earnings	32	36	(11)	7	—

Commissions and expenses	175	103	70	111	58
of which operating expenses	133	62	115	59	125

New life sales
Life single premiums	108	110	(2)	192	(44)
Life recurring premiums annualized	55	63	(13)	65	(15)

Total recurring plus 1/10 single	66	74	(11)	84	(21)

Life	53	59	(10)	50	6
Associates	13	15	(13)	34	(62)

Total recurring plus 1/10 single	66	74	(11)	84	(21)

Central Eastern Europe	19	22	(14)	15	27
Asia	10	8	25	14	(29)
Spain & France	37	44	(16)	55	(33)

Total recurring plus 1/10 single	66	74	(11)	84	(21)

New premium production accident and health insurance	4	1	—	2	100
New premium production general insurance	6	14	(57)	5	20

Gross deposits (on and off balance)
Central Eastern Europe	226	235	(4)	179	26
Asia	44	—	—	4	—
Spain & France	25	32	(22)	8	—
Variable Annuities Europe	188	160	18	146	29
AEGON Asset Management	1,110	750	48	745	49

Total gross deposits	1,593	1,177	35	1,082	47

Net deposits (on and off balance)
Central Eastern Europe	69	142	(51)	94	(27)
Asia	25	—	—	1	—
Spain & France	25	(17)	—	(9)	—
Variable Annuities Europe	79	21	—	43	84
AEGON Asset Management	(77)	(128)	40	(443)	83

Total net deposits	121	18	—	(314)	—

REVENUE GENERATING INVESTMENTS

	Mar. 31, 2010	Dec. 31, 2009%
Revenue generating investments (total)	28,233	17,045	66
Investments general account	2,941	2,707	9
Investments for account of policyholders	5,629	5,355	5
Off balance sheet investments third parties	19,663	8,983	119

NEW MARKETS

¡	Underlying earnings before tax increase to EUR 46 million

¡	Net income up to EUR 37 million

¡	New life sales decline to EUR 66 million, primarily a result of lower sales in Spain

Underlying earnings before tax

Underlying earnings before tax amounted to EUR 46 million as a result of improved results in most units and the inclusion for the first time of earnings from AEGON Asset Management.

¡	Earnings from Central & Eastern Europe increased to EUR 27 million, as higher results from the life insurance business following strict underwriting and cost savings were partly offset by lower earnings from the pension and non-life insurance businesses.

¡	Operations in Asia made a loss of EUR 6 million. Life insurance results were positively affected by the sale last year of AEGON’s loss-making life insurance activities in Taiwan. Individual Savings and Retirement Products recorded a loss as a result of the company’s variable annuity business in Japan. In addition, results last year included earnings from AEGON’s asset management operations. These earnings are now reported separately.

¡	Earnings from Spain and France increased to EUR 20 million, mainly due to a higher contribution from La Mondiale in France.

¡	Variable Annuities Europe reported a loss of EUR 2 million, while earnings from AEGON Asset Management amounted to EUR 7 million.

Net income

Net income from New Markets increased in the first quarter to EUR 37 million as a result of higher underlying earnings and lower tax charges. Net income for the same period last year had included an impairment on deferred tax assets in Taiwan, which resulted in an exceptionally high effective tax rate.

Operating expenses

Operating expenses amounted to EUR 133 million. The increase compared with last year is due to the inclusion of AEGON Asset Management in New Markets, effective from the first quarter this year.

Sales and deposits

New life sales for New Markets declined to EUR 66 million in the first quarter. Sales growth in both Central & Eastern Europe and China was more than offset by lower sales of both recurring and single premiums in Spain.

¡	All countries in Central & Eastern Europe contributed to a 27% increase in new life sales to EUR 19 million, while new premium production for non-life insurance increased to EUR 6 million, despite increased competition.

¡	In Asia, new life sales amounted to EUR 10 million as both China and India reported increased sales. In China, the company’s joint-venture received a license to sell its products in the province of Hubei.

¡	In Spain, due to the difficult economic environment, total new life sales for AEGON in Spain declined by 33% in the first quarter of 2010 to EUR 37 million.

Gross deposits from New Markets increased 47% to EUR 1.6 billion primarily as a result of higher third-party asset management inflows.

Value of new business

New Markets’ value of new business amounted to EUR 31 million. Higher contributions from Central & Eastern Europe, AEGON’s European variable annuity business and the company’s operations in China were more than offset by a decline in the value of new business in Spain. The internal rate of return remained high.

Revenue-generating investments

Revenue-generating investments increased to EUR 28.2 billion, driven by the inclusion for the first time of AEGON’s Asset Management and off-shore bond business in Dublin and a further improvement in financial markets.

APPENDIX II

VALUE OF NEW BUSINESS AND IRR

EUR millions, after tax			VNB Q1 2010	VNB Q1 2009%
Americas			52	79	(34)
The Netherlands			49	31	58
United Kingdom			14	58	(76)
New Markets			31	34	(9)

Total			146	201	(27)

			IRR %	IRR%
EUR millions, after tax			Q1 2010	Q1 2009
Americas			12.6	10.3
The Netherlands			19.2	14.1
United Kingdom			10.7	15.0
New Markets			34.2	35.5

Total			19.3	17.8

MODELED NEW BUSINESS, APE AND DEPOSITS
			Premium business APE
EUR millions	Notes		Q1 2010	Q1 2009%
	10
Americas			245	266	(8)
The Netherlands			93	78	19
United Kingdom			265	224	18
New Markets			80	202	(60)

Total			683	769	(11)

			Deposit business Deposits
EUR millions			Q1 2010	Q1 2009%
Americas			3,926	5,252	(25)
United Kingdom			34	—	—
New Markets			307	137	124

Total			4,267	5,389	(21)

VNB/PVNBP SUMMARY
		Premium business
		VNB	PVNBP	VNB/ PVNBP	VNB/ APE
EUR millions	Notes	Q1 2010%			%
	11
Americas		27	1,042	2.6	11.2
The Netherlands		49	708	7.0	53.1
United Kingdom		14	1,724	0.8	5.2
New Markets		22	589	3.8	28.0

Total		113	4,064	2.8	16.5

		Deposit business
		VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits
EUR millions	Notes	Q1 2010%			%
	11
Americas		24	5,554	0.4	0.6
United Kingdom		(0)	34	(0.7)	(0.7)
New Markets		9	504	1.8	2.9

Total		33	6,091	0.5	0.8

Notes:

1)

For a definition of underlying earnings and the reconciliation from underlying earnings to income before tax we refer to Note 3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet. Run-off businesses includes results of business units where management has decided to exit the market and to run-off the existing block of business.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
7)	All ratios exclude AEGON’s revaluation reserve.
8)

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

9)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

10)	APE = recurring premium + 1/10 single premium.
11)	PVNBP: Present Value New Business Premium.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar I for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.
b)	The results in this release are unaudited.

Currencies

Income statement items: average rate 1 EUR = USD 1.3838 (2009: USD 1.3023).

Income statement items: average rate 1 EUR = GBP 0.8865 (2009: GBP 0.9070).

Balance sheet items: closing rate 1 EUR = USD 1.3479 (2009: USD 1.3308; year-end 2009: USD 1.4406).

Balance sheet items: closing rate 1 EUR = GBP 0.8898 (2009: GBP 0.9308; year-end 2009: GBP 0.8881).

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have more than 40 million customers across the globe.

Key figures - EUR	First quarter 2010	Full year 2009
Underlying earnings before tax	488 million	1.2 billion
New life sales	538 million	2.1 billion
Gross deposits (excl. run-off)	7.8 billion	28 billion
Revenue generating investments	388 billion	363 billion
(end of period)

Contact information	ADDITIONAL INFORMATION

The Hague, May 12, 2010

Media relations: Greg Tucker	Media conference call
+31(0)70 344 8956	08:15 CET
gcc-ir@aegon.com	Audio webcast on www.aegon.com

Investor relations: Gerbrand Nijman	Analyst & investor conference call
+31 (0)70 344 8305	15:00 CET
877 548 9668 – toll free USA only
Audio webcast on www.aegon.com
ir@aegon.com	Call-in numbers (listen only):
	USA:	+1 480 629 9822
www.aegon.com	UK:	+ 44 208 515 2302
	NL:	+31 20 796 5332

Supplements

AEGON’s Q1 2010 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

- The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

- The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

¡	Changes in the policies of central banks and/or governments;

¡	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¡	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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